BURBERRY

08002001

By courier to the Mail Room

FILE NO. 82-34691

Securities and Exchange Commisssion
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N,W
Washington DC 20549

Washington, DC

11 April 2008

SUPPL

Dear Sir/Madam

BURBERRY GROUP PLC ("the Company")

INFORMATION FURNISHED PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT 1934 ("EXCHANGE ACT")

The enclosed information is being furnished to the Securities and Exchange Commission by the Company in order to maintain the exemption from Section 12(g) of the Exchange Act afforded to foreign private issuers under Rule 12g3-2(b) of the Exchange Act.

Pursuant to subparagraph (1) (i) of Rule 12g3-2(b) under the Exchange Act, we attach copies of the announcements and notifications that the Company has either:

a) made or is required to make public pursuant to the laws of England and Wales, the jurisdiction of its domicile and under the laws of which it is incorporated; or
b) filed or is required to file with the UK Listing Authority ("UKLA") or the London Stock Exchange ("LSE") and which was or will be made public by the UKLA or the LSE; or
c) distributed or is required to distribute to its security holders

during the period 1 January 2008 – 31 March 2008.

The information set out in this letter and the documents enclosed herewith are being furnished under subparagraph (b)(1)(i) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

PROCESSED
APR 2 2 2008
THOMSON
FINANCIAL

Kathryn Dickinson
Deputy Company Secretary

Enclosures:

4/21

S:\legal\Company Secretarial\Burberry Group plc\SEC\2008\080407 SEC Rule 12g.doc

288c

Change of Particulars for Director or Secretary

Company Name: BURBERRY GROUP PLC
Company Number: 03458224

*This is a summary of the information submitted to Companies House on . This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date of change of particulars: 14/02/2008

Name: Ian Russell CARTER
Date of Birth: 21/09/1961
Nationality: British
Occupation: Director

Address: 18-22 Haymarket
LONDON
United Kingdom
SW1Y 4DQ

288c

Change of Particulars for Director or Secretary

Company Name:	BURBERRY GROUP PLC
Company Number:	03458224

*This is a summary of the information submitted to Companies House on . This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date of change of particulars: 14/02/2008

Name:	Stephanie GEORGE	**Address:**	18-22 Haymarket
Date of Birth:	27/10/1956		LONDON
Nationality:	American		United Kingdom
Occupation:	Director		SW1Y 4DQ

Companies House — for the record —

288c

Change of Particulars for Director or Secretary

Company Name:	BURBERRY GROUP PLC
Company Number:	03458224

*This is a summary of the information submitted to Companies House on . This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date of change of particulars: 14/02/2008

Name:	John Wilfred PEACE	**Address:**	18-22 Haymarket
Date of Birth:	02/03/1949		LONDON
Nationality:	British		United Kingdom
Occupation:	Director		SW1Y 4DQ

Companies House — for the record —

288c

Change of Particulars for Director or Secretary

Company Name:	BURBERRY GROUP PLC
Company Number:	03458224

*This is a summary of the information submitted to Companies House on . This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date of change of particulars: 14/02/2008

Name:	David Alan TYLER	**Address:**	18-22 Haymarket
Date of Birth:	23/01/1953		LONDON
Nationality:	British		United Kingdom
Occupation:	Company Director		SW1Y 4DQ

/

88(2)

Return of allotments of shares (excluding non-cash)

Company Name: BURBERRY GROUP PLC
Company Number: 03458224

*This is a summary of the information submitted to Companies House on . This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date Alloted:
From: 24/01/2008
To (optional):

Allotted shares: GBP

Share Class: Ordinary
Shares Issued: 10682

Share holdings:

Share Holder	Type	Shares Held
Cazenove Nominees Limited (Participant ID 142CN)	Single	10682

Address:
20 Moorgate
LONDON
United Kingdom
EC2R 6DA

Companies House

88(2)

Return of allotments of shares (excluding non-cash)

Company Name: BURBERRY GROUP PLC
Company Number: 03458224

*This is a summary of the information submitted to Companies House on . This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date Alloted:
From: 13/02/2008
To (optional):

Allotted shares: GBP

Share Class: Ordinary
Shares Issued: 10025

Share holdings:

Share Holder	Type	Shares Held
Cazenove Nominees Limited (Participant ID 142CN)	Single	10025

Address:
20 Moorgate
LONDON
United Kingdom
EC2R 6DA

Webfiling Service Confirmation

You have requested the following transaction:

Company Number:	03458224
Company Name:	BURBERRY GROUP PLC
Submission Number:	004-161109
Date	**Type**
15/02/2008	882

It will take approx. 2 working days to process your data. You will receive one email to confirm receipt of your data and another to confirm that it has been accepted or rejected. Data will only be displayed online when it has been accepted at Companies House.

Service Desk telephone number +44 (0)870 333 3636

88(2)

Return of allotments of shares (excluding non-cash)

Company Name: BURBERRY GROUP PLC
Company Number: 03458224

*This is a summary of the information submitted to Companies House on . This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date Alloted:
From: 02/01/2008
To (optional):

Allotted shares: GBP

Share Class: Ordinary
Shares Issued: 20050

Share holdings:

Share Holder	Type	Shares Held
Patricia Doherty	Single	20050

Address:
Apt 16B 325 East 57th Street
New York
USA
NY10022

/

BLUEPRINT 2000

Bath.

363a

164691/30

Please complete in typescript, or in bold black capitals

Annual Return

CHFP010

Company Number 03458224

Company Name in full Burberry Group plc

Date of this return
The information in this return is made up to

Day	Month	Year
0 2	0 1	2 0 0 8

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here Companies House will then send a form at the appropriate time

Day	Month	Year

Registered Office
Show here the address **at the date of this return.**

18-22 Haymarket

Any change of registered office must be notified on form 287

Post town London

County / Region

UK Postcode SW1Y 4DQ

Principal business activities

Show trade classification code number(s) for the principal activity or activities

7415

If the code number cannot be determined, g... a...

WEDNESDAY
AB7EGWSA
A90 30/01/2008 478
COMPANIES HOUSE

WEDNESDAY
ATURRWEP
A34 16/01/2008 311
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Register of members

If the register of members is not kept at the registered office, state here where it is kept

Equiniti Limited, The Causeway

Post town: Worthing

County / Region: West Sussex — UK Postcode: BN99 6DA

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state where it is kept

Post town:

County / Region: — UK Postcode:

Company type

Public limited company	X	Please tick the appropriate box
Private company limited by shares		
Private company limited by guarantee without share capital		
Private company limited by shares exempt under section 30		
Private company limited by guarantee exempt under section 30		
Private unlimited company with share capital		
Private unlimited company without share capital		

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries)

* Voluntary details

Name

* Style / Title: Mr

Forename(s): Michael Neil Copinger

Surname: Mahony

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

[X] **Address ††**: 18-22 Haymarket

Post town: London

County / Region: — UK Postcode: SW1Y 4DQ

Country: United Kingdom

If a partnership give the names and addresses of the partners or the name of the partnership and office address

Directors

Please list directors in alphabetical order

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

Name

* Style / Title	
Date of birth (Day Month Year)	07 06 1960
Forename(s)	Angela Jean
Surname	Ahrendts
[X] Address ††	18-22 Haymarket
Post town	London
County / Region	
UK Postcode	SW1Y 4DQ
Country	United Kingdom
Nationality	American
Business occupation	Company Director

* Voluntary details

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

Name

* Style / Title	
Date of birth (Day Month Year)	14 12 1952
Forename(s)	Philip
Surname	Bowman
[X] Address ††	Secretarial Department, Berry Bros & Rudd Ltd, 3 St
	James Street
Post town	London
County / Region	
UK Postcode	SW1A 1EG
Country	
Nationality	Australian
Business occupation	Company Director

BLUEPRINT 2000

Directors.

Please list directors in alphabetical order

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

* Style / Title	
Date of birth (Day Month Year)	2 1 0 9 1 9 6 1
Forename(s)	Ian
Surname	Carter
Address †† [ ]	Lenox House, South Road, St George's Hill
Post town	Weybridge
County / Region	Surrey
UK Postcode	KT13 0NB
Country	United Kingdom
Nationality	British
Business occupation	Chief Executive Officer

* Voluntary details

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

* Style / Title	Ms
Date of birth (Day Month Year)	1 8 1 1 1 9 6 3
Forename(s)	Stacey Lee
Surname	Cartwright
Address †† [X]	18-22 Haymarket
Post town	London
County / Region	
UK Postcode	SW1Y 4DQ
Country	United Kingdom
Nationality	British
Business occupation	Company Director

BLUEPRINT 2000

Directors .

Please list directors in alphabetical order

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

Name

* Style / Title	
Date of birth (Day Month Year)	27 10 1956
Forename(s)	Stephanie
Surname	George
Address †† [ ]	23 Woodmont Road
Post town	Upper Montclair
County / Region	New Jersey
UK Postcode	07043
Country	United States
Nationality	American
Business occupation	Company Director

* Voluntary details

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

Name

* Style / Title	
Date of birth (Day Month Year)	02 03 1949
Forename(s)	John Wilfred
Surname	Peace
Address †† [ ]	Caunton Manor, Manor Road Caunton
Post town	Newark
County / Region	Nottinghamshire
UK Postcode	NG23 6AD
Country	United Kingdom
Nationality	British
Business occupation	Company Director

BLUEPRINT 2000

Directors

Please list directors in alphabetical order

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

* Style / Title

Date of birth (Day Month Year): 2 3 0 1 1 9 5 3 ✓

Forename(s): David Alan

Surname: Tyler

Address ††: 6 Ernle Road

Post town: Wimbledon ✓

County / Region: London

UK Postcode: SW20 OHJ

Country: United Kingdom

Nationality: British

Business occupation: Company Director ✓

* Voluntary details

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

* Style / Title

Date of birth (Day Month Year):

Forename(s):

Surname:

Address ††:

Post town:

County / Region:

UK Postcode:

Country:

Nationality:

Business occupation:

BLUEPRINT 2000

Issued share capital

Enter details of all the shares in issue at the date of this return

Class (e g Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i e Number of shares issued multiplied by nominal value per share, or total amount of stock)
Ordinary · 0005P	432,621,522	£216,310 761
Preference Shares	0	£0 00
Share Option	0	£0 00
Totals	432,621,522	216,310.761

List of past and present shareholders

(use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns

There were no changes in the period [X]

	on paper	in another format
A list of changes is enclosed	[ ]	[ ]
A full list of shareholders is enclosed	[ ]	[ ]

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief

Signed [signature] Date 2.1.08

† ~~a director~~ / secretary

† Please delete as appropriate

When you have signed the return send it with the fee to the Registrar of Companies Cheques should be made payable to **Companies House.**

This return includes [0] continuation sheets *(enter number)*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Legal Department, 58-59 Haymarket, London, SW1Y 4BL,
United Kingdom

Tel

DX number DX exchange

BLUEPRINT 2000

Regulatory Announcement

Go to market news section

Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	14:52 19-Mar-08
Number	4954Q

TR-1: Notifications of Major Interests in Shares

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:**

   Burberry Group plc

2. **Reason for the notification** (please state **Yes/No**):

   An acquisition or disposal of voting rights:

   YES

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

   NO

   An event changing the breakdown of voting rights:

   NO

3. **Full name of person(s) subject to notification obligation:**

   Capital Research and Management Company

4. **Full name of shareholder(s)** (if different from 3) :

5. **Date of transaction** (and date on which the threshold is crossed or reached if different):

   17 March 2008

6. **Date on which issuer notified:**

   18 March 2008

7. **Threshold(s) that is/are crossed or reached:**

   5%

8. **Notified Details:**

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	Number of voting rights
GB0031743007	19,037,700	19,037,700

Class/type of shares if possible use ISIN CODE	Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights		% of voting rig	
		Direct	Indirect	Direct	Indire
GB0031743007	22,829,300		22,829,300		5.279:

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
22,829,300	5.2792%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

Proxy Voting:

10. Name of proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

....

14. Contact name:

Kathryn Dickinson, Deputy Company Secretary, Burberry Group plc

15. Contact telephone number:

020 7968 5682

END

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Regulatory Announcement

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Director/PDMR Shareholding
Released	09:10 06-Mar-08
Number	4958P

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BURBERRY GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) BOTH (i) AND (ii)

3. Name of *person discharging managerial responsibilities/director*

PHILIP BOWMAN

4. State whether notification relates to a *person* connected with a *person discharging managerial*

responsibilities/director named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 0.05P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

BARCLAYS STOCKBROKERS NOMINEES LIMITED

8. State the nature of the transaction

PURCHASE OF ORDINARY SHARES

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

10,000

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.002%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

413.27 PER SHARE (average price)

14. Date and place of transaction

5 MARCH 2008, LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

45,000 (0.01%)

16. Date issuer informed of transaction

5 MARCH 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

KATHRYN DICKINSON, 020 7968 5682

Name and signature of duly authorised officer of *issuer* responsible for making notification

KATHRYN DICKINSON, DEPUTY COMPANY SECRETARY

Date of notification

6 MARCH 2008

END

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Regulatory Announcement

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Blocklisting Interim Review
Released	09:04 06-Mar-08
Number	4941P

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 6 March 2008

AVS No:			
Name of *applicant*:		Burberry Group plc	
Name of scheme:		Burberry Senior Executive IPO Share Option Scheme	
Period of return:	From:	23 August 2007	To: 29 February 2008
Balance under scheme from previous return:		467,086 Ordinary Shares of 0.05p each	
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A	
Number of *securities* issued/allotted under scheme during period:		115,000 Ordinary Shares of 0.05p each	
Balance under scheme not yet issued/allotted at end of period		352,086 Ordinary Shares of 0.05p each	
Number and *class* of *securities* originally listed and the date of admission		2,000,000 Ordinary Shares of 0.05p each on 11.07.03, 3,000,000 Ordinary Shares of 0.05p each on 27.07.04 and 54,198 Ordinary Shares of 0.05p each on 11.07.06	
Total number of *securities* in issue at the end of the period		432,662,279 Ordinary Shares of 0.05p each	

Name of contact:	Kathryn Dickinson
Address of contact:	58-59 Haymarket, London, SW1Y 4BL
Telephone number of contact:	020 7968 5682

SIGNED BY Kathryn Dickinson
Deputy Company Secretary

Burberry Group plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 6 March 2008

AVS No:			
Name of *applicant*:	Burberry Group plc		
Name of scheme:	Burberry Group plc SAYE Scheme		
Period of return: From:	23 August 2007	To:	29 February 2008
Balance under scheme from previous return:	1,000,000 Ordinary Shares of 0.05p		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	N/A		
Number of *securities* issued/allotted under scheme during period:	N/A		
Balance under scheme not yet issued/allotted at end of period	1,000,000 Ordinary Shares of 0.05p each		
Number and *class* of *securities* originally listed and the date of admission	1,000,000 Ordinary Shares of 0.05p each on 02.08.07		
Total number of *securities* in issue at the end of the period	432,662,279 Ordinary Shares of 0.05p each		

Name of contact:	Kathryn Dickinson
Address of contact:	58-59 Haymarket, London, SW1Y 4BL
Telephone number of contact:	020 7968 5682

SIGNED BY Kathryn Dickinson
Deputy Company Secretary

Burberry Group plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 6 March 2008

AVS No:			
Name of *applicant*:	Burberry Group plc		
Name of scheme:	Burberry Senior Executive Restricted Share Plan 2004		
Period of return: From:	23 August 2007	To:	29 February 2008
Balance under scheme from previous return:	1,725,273 Ordinary Shares of 0.05p each		

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	N/A
Number of *securities* issued/allotted under scheme during period:	68,837 Ordinary Shares of 0.05p each
Balance under scheme not yet issued/allotted at end of period	1,656,436 Ordinary Shares of 0.05p each
Number and *class* of *securities* originally listed and the date of admission	2,000,000 Ordinary Shares of 0.05p each on 02.08.07
Total number of *securities* in issue at the end of the period	432,662,279 Ordinary Shares of 0.05p each

Name of contact:	Kathryn Dickinson
Address of contact:	58-59 Haymarket, London, SW1Y 4BL
Telephone number of contact:	020 7968 5682

SIGNED BY Kathryn Dickinson
Deputy Company Secretary

Burberry Group plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 6 March 2008

AVS No:				
Name of *applicant*:		Burberry Group plc		
Name of scheme:		Burberry IPO Senior Executive Restricted Share Plan		
Period of return:	From:	23 August 2007	To:	29 February 2008
Balance under scheme from previous return:		7,500 Ordinary Shares of 0.05p each		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A		
Number of *securities* issued/allotted under scheme during period:		7,500 Ordinary Shares of 0.05p each		
Balance under scheme not yet issued/allotted at end of period		NIL		
Number and *class* of *securities* originally listed and the date of admission		4,000,000 Ordinary Shares of 0.05p each on 27.07.04, 2,177,500 Ordinary Shares of 0.05p each on 11.07.06, 300,000 Ordinary Shares of 0.05p on 17.01.07 and 202,500 Ordinary Shares of 0.05p each on 02.08.07.		
Total number of *securities* in issue at the end of the period		432,662,279 Ordinary Shares of 0.05p each		

Name of contact:	Kathryn Dickinson
Address of contact:	58-59 Haymarket, London, SW1Y 4BL
Telephone number of contact:	020 7968 5682

SIGNED BY Kathryn Dickinson
Deputy Company Secretary

Burberry Group plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	08:58 05-Mar-08
Number	3982P

TR-1i: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Burberry Group plc

2. Reason for the notification (please state **Yes/No**):

....

An acquisition or disposal of voting rights:

YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

NO

An event changing the breakdown of voting rights:

NO

3. Full name of person(s) subject to the notification obligation (iii):

JPMorgan Chase & Co

4. Full name of shareholder(s) (if different from 3.) (iv):

J.P.Morgan International Bank Limited
J.P.Morgan Investment Management Inc.
JPMorgan Asset Management (UK) Limited

5. Date of the transaction and date on which the threshold is crossed or reached (v):

27 February 2008

6. Date on which issuer notified:

4 March 2008

7. Threshold(s) that is/are crossed or reached:

5%.

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi) Number of shares	Resulting situation after the triggering transaction (vi) Number of voting Rights (viii)
GB0031743007	22,188,271	22,188,271

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0031743007	21,578,580		21,578,580		4.99%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
21,578,580	4.99%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Total disclosable holding for JPMorgan Chase & Co: 21,578,580 (4.99%)

J.P.Morgan International Bank Limited
J.P.Morgan Investment Management Inc.
JPMorgan Asset Management (UK) Limited

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Please note the group has other holdings which are covered by exemptions

14. Contact name:

Michael Kirwan

15. Contact telephone number:

020 7325 1413

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Total Voting Rights
Released	13:11 29-Feb-08
Number	0820P

Burberry Group plc - Voting Rights and Capital

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1., Burberry Group plc advises that as at the 29 February 2008 its capital consists of 432,662,279 ordinary shares with voting rights. Burberry Group plc holds 26,488 ordinary shares in Treasury.

Therefore, the total number of voting rights in Burberry Group plc is 432,635,791.

The above figure (432,635,791) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Burberry Group plc under the FSA's Disclosure and Transparency Rules.

ENDS

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	09:00 12-Feb-08
Number	7980N

TR-1i: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Burberry Group plc

2. Reason for the notification (please state **Yes/No**):

....

An acquisition or disposal of voting rights:

YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

NO

An event changing the breakdown of voting rights:

NO

3. Full name of person(s) subject to the notification obligation (iii):

Legal and General Group Plc (Group)

Legal and General Investment Management Limited (LGIM)

4. Full name of shareholder(s) (if different from 3.) (iv):

Legal and General Assurance (Pensions Management) Limited (PMC)

Legal & General Group Plc (L&G)

5. Date of the transaction and date on which the threshold is crossed or reached (v):

08/02/08

6. Date on which issuer notified:

11/02/08

7. Threshold(s) that is/are crossed or reached:

Below 5% (Group)

Below 5% (LGIM)

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi) **Number of shares**	**Resulting situation after the triggering transaction** (vi) **Number of voting Rights** (viii)
Ord GBP 0.05	22,914,194	22,914,194

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	**Number of shares**	**Number of voting rights** (ix)		**% of voting rights**	
	Direct	**Direct** (x)	**Indirect** (xi)	**Direct**	**Indirect**
	Below 5%				

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	**Expiration Date** (xiii)	**Exercise/Conversion Period/ Date** (xiv)	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**

Total (A+B)

Number of voting rights	**% of voting rights**
Below 5%	

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv)**:**

Legal & General Group Plc (Direct and Indirect) (Group) (BELOW 5% = Total Position)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (BELOW 5% = Total Position)

Legal & General Investment Management Limited (Indirect) (LGIM)

(BELOW 3% = Total Position)

Legal & General Group Plc (Direct) (L&G) (18,104,519 = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (16,163,995 – 3.73% = PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (16,163,995 – 3.73% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using the total voting rights figure of 432,625,766

14. Contact name:

Helen Lewis (LGIM)

15. Contact telephone number:

020 3124 3851

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Contact address (registered office for legal entities):

Phone number:

Other useful information (at least legal representative for legal persons):

....

B: Identity of the notifier, if applicable (xvii)

Full name:

Kathryn Dickinson

Contact address:

58-59 Haymarket, London, SW1Y 4BL

Phone number:

020 7968 5682

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

....

C: Additional information :

....

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	17:08 07-Feb-08
Number	5747N

TR-1i: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Burberry Group plc

2. Reason for the notification (please state **Yes/No**):

....

An acquisition or disposal of voting rights:

YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

NO

An event changing the breakdown of voting rights:

NO

3. Full name of person(s) subject to the notification obligation (iii):

Legal and General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.) (iv):

Legal and General Assurance (Pensions Management) Limited (PMC)

5. Date of the transaction and date on which the threshold is crossed or reached (v):

06/02/08

6. Date on which issuer notified:

07/02/08

7. Threshold(s) that is/are crossed or reached:

From 5%-4% (L&G)

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi) Number of shares	Resulting situation after the triggering transaction (vi) Number of voting Rights (viii)
Ord GBP 0.05	25,276,600	25,276,600

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
	21,357,820	21,357,820		4.93	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
21,357,820	4.93

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect) (Group) (22,914,194 - 5.29% = Total Position)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (22,914,194 – 5.29% = Total Position)

Legal & General Investment Management Limited (Indirect) (LGIM) (22,914,194 – 5.29% = Total Position)

Legal & General Group Plc (Direct) (L&G) (21,357,820 – 4.93% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (16,240,036 – 3.75% =

Legal & General Insurance Holdings Limited (Direct) (LGIH)

PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (16,240,036 – 3.75% = PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
	Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using the total voting rights figure of 432,625,766

14. Contact name:

Helen Lewis (LGIM)

15. Contact telephone number:

020 3124 3851

Annex to Notification Of Major Interests In Shares (XVI)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Contact address (registered office for legal entities):

Phone number:

Other useful information (at least legal representative for legal persons):

....

B: Identity of the notifier, if applicable (xvii)

Full name:

Kathryn Dickinson

Contact address:

58-59 Haymarket, London, SW1Y 4BL

Phone number:

020 7968 5682

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

....

C: Additional information :

....

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Total Voting Rights
Released	17:11 31-Jan-08
Number	0345N

Burberry Group plc - Voting Rights and Capital

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1., Burberry Group plc advises that as at the 31 January 2008 its capital consists of 432,652,254 ordinary shares with voting rights. Burberry Group plc holds 26,488 ordinary shares in Treasury.

Therefore, the total number of voting rights in Burberry Group plc is 432,625,766.

The above figure (432,625,766) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Burberry Group plc under the FSA's Disclosure and Transparency Rules.

ENDS

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	17:20 29-Jan-08
Number	8141M

TR-1i: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Burberry Group plc

2. Reason for the notification (please state **Yes/No**):

....

An acquisition or disposal of voting rights:

YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

NO

An event changing the breakdown of voting rights:

NO

3. Full name of person(s) subject to the notification obligation (iii):

Legal and General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.) (iv):

Legal and General Assurance (Pensions Management) Limited (PMC)

5. Date of the transaction and date on which the threshold is crossed or reached (v):

28/01/08

6. Date on which issuer notified:

29/01/08

7. Threshold(s) that is/are crossed or reached:

From 6%-5% (L&G)

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi) Number of shares	Resulting situation after the triggering transaction (vi) Number of voting Rights (viii)
Ord GBP 0.05	29,188,383	29,188,383

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
	25,276,600	25,276,600		5.84	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
25,276,600	5.84

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect) (Group) (26,991,822- 6.23% = Total Position)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (26,991,822 – 6.23% = Total Position)

Legal & General Investment Management Limited (Indirect) (LGIM) (26,991,822 – 6.23% = Total Position)

Legal & General Group Plc (Direct) (L&G) (25,276,600 – 5.84% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (16,213,295 – 3.74% =

Legal & General Insurance Holdings Limited (Direct) (LGIH)

PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (16,213,295 – 3.74% = PMC)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using the total voting rights figure of 432,595,034

14. Contact name:

Helen Lewis (LGIM)

15. Contact telephone number:

020 3124 3851

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Contact address (registered office for legal entities):

Phone number:

Other useful information (at least legal representative for legal persons):

....

B: Identity of the notifier, if applicable (xvii)

Full name:

Kathryn Dickinson

Contact address:

58-59 Haymarket, London, SW1Y 4BL

Phone number:

020 7968 5682

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

....

C: Additional information :

....

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	14:10 25-Jan-08
Number	5839M

TR-1i: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Burberry Group plc

2. Reason for the notification (please state **Yes/No**):
....

An acquisition or disposal of voting rights:

YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

NO

An event changing the breakdown of voting rights:

NO

3. Full name of person(s) subject to the notification obligation (iii):

JPMorgan Chase & Co

4. Full name of shareholder(s) (if different from 3.) (iv):

J.P.Morgan International Bank Limited
J.P.Morgan Investment Management Inc.
JPMorgan Asset Management (Canada) Inc
JPMorgan Asset Management (UK) Limited
JPMorgan Chase Bank

5. Date of the transaction and date on which the threshold is crossed or reached (v):

18 January 2008

6. Date on which issuer notified:

22 January 2008

7. Threshold(s) that is/are crossed or reached:

5.00%.

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi) Number of shares	Resulting situation after the triggering transaction (vi) Number of voting Rights (viii)
GB0031743007	21,104,762	21,104,762

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0031743007	22,188,271		22,188,271		5.13%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
22,188,271	5.13%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Total disclosable holding for JPMorgan Chase & Co: 22,188,271 (5.13%)

J.P.Morgan International Bank Limited
J.P.Morgan Investment Management Inc.
JPMorgan Asset Management (Canada) Inc
JPMorgan Asset Management (UK) Limited
JPMorgan Chase Bank

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Please note the group has other holdings which are covered by exemptions

14. Contact name:

Tracey Young

15. Contact telephone number:

020 7325 4513

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	17:22 18-Jan-08
Number	1389M

TR-1i: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Burberry Group plc

2. Reason for the notification (please state **Yes/No**):

....

An acquisition or disposal of voting rights:

YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

NO

An event changing the breakdown of voting rights:

NO

3. Full name of person(s) subject to the notification obligation (iii):

Legal and General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.) (iv):

Legal and General Assurance (Pensions Management) Limited (PMC)

5. Date of the transaction and date on which the threshold is crossed or reached (v):

17/01/08

6. Date on which issuer notified:

18/01/08

7. Threshold(s) that is/are crossed or reached:

From 7%-6% (L&G)

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi) Number of shares	Resulting situation after the triggering transaction (vi) Number of voting Rights (viii)
Ord GBP 0.05	30,568,888	30,568,888

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
	29,188,383	29,188,383		6.74	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
29,188,383	6.74

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect) (Group)
(32,223,829-7.44% = Total Position)

Legal & General Investment Management (Holdings) Limited
(LGIMH) (Direct and Indirect) (32,223,829 – 7.44% = Total Position)

Legal & General Investment Management Limited (Indirect) (LGIM)
(32,223,829 – 7.44% = Total Position)

Legal & General Group Plc (Direct) (L&G) (29,188,383 – 6.74% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (16,223,465 – 3.75% =

Legal & General Insurance Holdings Limited (Direct) (LGIH)

PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (16,223,465 – 3.75% = PMC)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using the total voting rights figure of 432,595,034

14. Contact name:

Helen Lewis (LGIM)

15. Contact telephone number:

020 3124 3851

Annex to Notification Of Major Interests In Shares (XVI)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Contact address (registered office for legal entities):

Phone number:

Other useful information (at least legal representative for legal persons):

....

B: Identity of the notifier, if applicable (xvii)

Full name:

Kathryn Dickinson

Contact address:

58-59 Haymarket, London, SW1Y 4BL

Phone number:

020 7968 5682

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

....

C: Additional information :

....

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	3rd Quarter Trading Update
Released	07:01 15-Jan-08
Number	7614L

RNS Number:7614L
Burberry Group PLC
15 January 2008

15 January 2008

Burberry Group plc

Third Quarter Trading Update
and Interim Management Statement

Burberry Group plc, the global luxury company, today reports on trading for the three months to 31 December 2007.

Third quarter highlights (on an underlying basis*)

- Total revenue increased by 26%
- Retail revenue up 14%, with comparable store sales growth of 6%
- Wholesale revenue increased by 74%
    - o Now expect over 20% growth for the second half (up from mid-teens growth previously)

As anticipated, the all-important third quarter was an intense period of activity for Burberry, with our new IT systems in warehousing and European retail operational for the first time. Volume growth overall was high, driven by the strength of our products, and we continued to increase infrastructure costs to support this strong growth. However, retail sales did come in modestly behind our plan, with proportionally more inventory sold during our usual sale period.

Commenting on this performance, Angela Ahrendts, Chief Executive Officer, said:

"In the third quarter, Burberry delivered 26% sales growth, with solid double-digit growth in all channels and regions, notwithstanding economic and internal infrastructure challenges. This performance reflects the continued appeal of our new product and marketing strategies globally, and particularly in our high growth, under-penetrated regions including the United States, China and Emerging Markets."

There will be conference calls to discuss this update today at 9am and 3pm (UK time). The conference calls can be accessed live on the Burberry website (www.burberryplc.com), with replays of both calls available later today.

Burberry will release its Second Half Trading Update for the six months to 31 March 2008 on 15 April 2008. It will announce its preliminary results for the year to 31 March 2008 on 28 May 2008.

* Underlying change is calculated at constant exchange rates.

certain financial data within this announcement has been rounded.

Revenue by origin of business

£ million	Three months to 31 December 2007	2006	% change reported
Europe (excluding Spain)	83	59	41
Spain	26	23	16
North America	85	71	19
Asia Pacific	60	53	11
Total	254	206	23

Retail and wholesale revenue by destination

£ million	Three months to 31 December 2007	2006	% change reported	underlying
Europe (excluding Spain)	67	47	43	41
Spain	26	22	16	10
North America	85	72	19	26
Asia Pacific	49	42	15	20
Other	8	4	90	90
Total	235	187	26	28

Comments in this announcement refer to revenue by destination which better reflects the regional demand for Burberry products.

Revenue by channel of distribution

£ million	Three months to 31 December 2007	2006	% change reported	underlying
Retail	161	144	12	14
Wholesale	74	43	71	74
Licensing	19	19	(1)	7
Total	254	206	23	26

Total revenue

Total revenue in the third quarter increased by 26% on an underlying basis (23% reported). There was solid double-digit growth in both retail and wholesale; with double-digit comparable store sales growth in major markets including the United States, Hong Kong and Emerging Markets. Luxury handbags, outerwear, shoes and other accessories, including scarves, were particularly strong.

Retail

Retail sales, which accounted for over 60% of total revenue in the period, increased by 14% on an underlying basis (12% reported), modestly behind our plan.

Comparable store sales grew by 6% in the three months to 31 December 2007, with proportionally more inventory sold during our usual sale period. In the United States, comparable store sales continued to show double-digit growth for the three month period, with better performances in major cities. Europe (excluding

Spain, showed positive comparable store sales growth, with Italy again the best performing market. However, Spain declined year-on-year in the third quarter, reflecting a more difficult retail environment throughout the period. Hong Kong remained the strongest market within Asia.

During the third quarter, we opened six mainline stores, including Florence, an additional store in Hong Kong and our fifth icon trial in the Beverly Center, Los Angeles. There was an 11% increase in average selling space year-on-year in the third quarter, with 12% expected for the second half as a whole.

Wholesale

In what is a small quarter for wholesale, revenue increased by 74% on an underlying basis (71% reported). This was driven by more replenishment and by new and earlier deliveries, including October gift and Spring accessories collections.

For the second half of the year, Burberry now expects wholesale revenue to increase by over 20% on an underlying basis (up from mid-teens growth previously). This reflects the successful execution of our new product strategies, leading to outperformance (and thus high sell-through rates) of our merchandise in our wholesale customers' stores. We also have growing confidence in our ability to deliver on a more timely basis following the implementation in September 2007 of our new IT system (SAP) for shipping.

In the second half, wholesale revenue in Spain is expected to show further weakness, while the rest of Europe and North America will deliver increases of over 40%. This strong growth will continue to incur some additional warehousing and distribution costs.

Emerging Markets again outperformed. During the third quarter, we opened two stores in conjunction with local franchisees, including one in St Petersburg, Russia. About six store openings are planned for the fourth quarter and about 15 in the next financial year.

Licensing

Total licensing revenue in the third quarter increased by 7% on an underlying basis (down 1% reported), with growth from both apparel and non-apparel licences in Japan. This performance, which benefited from phasing differences relative to last year, is consistent with our expectation for the full financial year of broadly flat licensing revenue on an underlying basis. We continue to expect the weakness of the yen to reduce reported revenue and profit by about £6m in the full year.

A new fragrance, Burberry The Beat, will be launched during the fourth quarter by our partner, Inter Parfums, which will fund a supporting global advertising campaign.

Financial condition

Except for the trading activities described above, there has been no significant change to the financial condition of the company.

Enquiries

Burberry		020 7968 5919
Stacey Cartwright	Chief Financial Officer	
Fay Dodds	Director of Investor Relations	
Brunswick		020 7404 5959
David Yelland		
Robert Gardener		
Clare Barclay		

The financial information contained in this Trading Update has not been audited. Certain statements made in this Trading Update are forward-looking statements.

Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward-looking statements.

This announcement does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any Burberry Group plc shares. Past performance is not a guide to future performance and persons needing advice should consult an independent financial adviser.

Notes to Editors

- Burberry is a global luxury brand with a distinctive British heritage.
- Burberry designs and sources apparel and accessories, distributing through a diversified network of retail, wholesale and licensing channels worldwide.
- Burberry has five strategic themes to underpin its growth: leverage the franchise; intensify non-apparel development; accelerate retail-led growth; invest in under-penetrated markets; pursue operational excellence.
- At 31 December 2007, Burberry had 94 retail stores globally, with 208 concessions, 35 outlets and 66 stores operated under franchise.
- Burberry was founded in 1856 and is listed on the London Stock Exchange (BRBY.L).

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